EXHIBIT 99.1

Emco Limited Expects Record Earnings in 2002

LONDON, Ontario (January 29, 2003) — Emco Limited [Toronto: EML; Nasdaq: EMLTF] reported today that its 2002 earnings are expected to be at record levels, contributing to another year of significant cash flow and debt reduction.

The annual audit of the Company’s results for the year is not yet complete, however, fourth quarter sales of plumbing products, waterworks products and building materials were all stronger than anticipated. In addition, positive trends in margin enhancement and expense management continued in the fourth quarter for the Distribution segment.

Total operating earnings for Emco for the year 2002 are now projected to be in the range of $67.0 million to $70.0 million, a significant increase from operating earnings of $38.0 million in 2001. Net earnings for 2002 are expected to be in the range of $31.0 million to $33.0 million compared to $9.6 million in 2001.

Basic earnings per share for 2002 are expected to be in the range of $1.90 to $1.94, which is significantly higher than previously expected. Diluted earnings per share are expected to be in the range of $1.72 to $1.75 per share, a record for Emco. Diluted earnings per share for the year represent an increase of approximately 250% above the level of $0.51 in 2001.

In the course of reviewing its results for 2002, the Company determined that it had not previously fully included the deemed conversion of the 6 1/2% convertible unsecured subordinated debentures in its calculations of diluted earnings per share. This affected the reported diluted earnings per share for the six months ended June 30, 2002 and nine months ended September 30, 2002. Diluted earnings per share were $0.77 and $1.52 respectively instead of $0.83 and $1.68, as previously reported. Net earnings and basic earnings per share for those periods were as reported. Calculations of diluted earnings per share for all other previous periods were as reported.

The difference between the basic and diluted earnings per share is primarily the result of the dilutive impact of the 6 1/2% convertible unsecured subordinated debentures. These debentures are convertible at the option of the holder into common shares of Emco at any time at a conversion price of $19.75 per share. Although Emco’s current share price is approximately 40% below the conversion price, if the conversion is dilutive, Canadian generally accepted accounting principles require the inclusion of all of the debentures as if fully converted in the calculation of diluted earnings per share.

In addition to record earnings, strong working capital management continued in the fourth quarter resulting in a reduction in long-term debt, excluding the principal amount of the subordinated debentures of $69.1 million, to less than $90.0 million at December 31, 2002. Over the last two years, Emco’s total debt has been reduced by more than $120.0 million.

The review of strategic alternatives to maximize shareholder value, which was initiated by Emco’s Board of Directors, is progressing in line with the Independent Committee’s expectations. It is anticipated that the Independent Committee will make a recommendation to the Company’s Board of Directors in the first quarter of 2003.

Emco’s audited results for the year ended December 31, 2002 will be released on Tuesday, February 25, 2003. A conference call is scheduled for 11:00 a.m. on February 25, 2003 (Eastern Time), to discuss these results.

Emco Limited is one of Canada’s leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie Vice President, Treasurer & CFO (519) 645-3905	Daniel J. Boyd Director, Investor Relations & Tax (519) 645-3911

Forward-looking statements contained in this news release are made based on management’s expectations and beliefs concerning future events. The business risks that the Company faces, changes in economic conditions and other uncertainties may affect Emco’s ability to achieve these expectations. Actual results, therefore, could differ materially from those expressed or implied.